SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

NOTICE OF MEETING

Extraordinary Shareholders’ Meeting

Compañía de Telecomunicaciones de Chile S.A., the “Company”, announces that on September 16, 2008 the Company’s board of directors, at the request of Telefonica Internacional Chile S.A., a holder of more than 10% of the voting shares issued by the Company, in accordance with article 58 No. 3 of the Chilean Securities Market Law 18,046, and within the Tender Offer process carried out by Inversiones Telefónica Internacional Holding Limitada., a subsidiary of Telefónica, S.A. (Spain), in conformity with the notice of the commencement of a tender offer published in the Chilean newspapers El Mercurio and La Tercera, resolved to call an extraordinary shareholders’ meeting for 9:30 AM on October 7, 2008, to be held at the Company’s corporate headquarters located at Avenida Providencia 111, Santiago de Chile.

During the extraordinary shareholders’ meeting, information will be provided regarding, and the shareholders will vote on, the following subjects:

1) Modifying the Company’s bylaws1 to eliminate: Article 1 bis (subject to Decree Law 3500); Article 5 bis (maximum permitted shareholding concentration of 45% of the outstanding shares, minimum minority shareholding requirement of 10% of the outstanding shares, minimum number of unrelated shareholders and minimum shareholdings of such shareholders requirement of 15% of the outstanding shares held by 100 or more shareholders, and restrictions pertaining to registration in the shareholders’ registry); Article 17 bis (minimum quorum required for certain actions by the board of directors); Article 24 bis (board faculty limits); Article 28 (selection of account inspectors); Article 32 bis (requirement of approval of investment and financing policy at the ordinary shareholders’ meeting); Article 33 bis (approval of the disposition of any assets essential to the Company’s operations, establishment of guarantees regarding such assets and early modification of the investment and financing policy at the extraordinary shareholders’ meeting); Article 40 bis (limitations on voting rights); Article 45 bis (minimum quorum requirement for modification of certain bylaw articles); Article 47 bis (Pension Funds Administrators’ right of withdrawal); and Article 51 bis (requirement to send certain information to shareholders). All the above relate to Title XII of Decree Law 3500.

2) Adopting the necessary articles to implement the aforementioned proposed modifications.

In addition, in accordance with articles 44 and 89 of the Chilean Corporations Law, information will be provided regarding the Company’s operations.

_________________________
1 The full text of the Company’s bylaws is available in the “Investor Relations” section of the Company's website located at www.telefonicachile.cl.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.